UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-13814

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cortland Savings and Banking Company

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cortland Bancorp

194 West Main Street

Cortland, Ohio 44410

REQUIRED INFORMATION

Audited financial statements and supplemental schedules of The Cortland Savings and Banking 401(k) Plan including:

THE CORTLAND SAVINGS AND

BANKING COMPANY

401(k) PLAN

AUDIT

OF

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Cortland Savings and Banking 401(k) Plan

Cortland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of The Cortland Savings and Banking 401(k) Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Cortland Savings and Banking 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of The Cortland Savings and Banking 401(k) Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. SNODGRASS, A.C.

Wexford, Pennsylvania

June 28, 2013

The Cortland Savings and Banking Company 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
ASSETS
Investments at fair value	10,184,988	8,598,966
Notes receivable from participants	279,019	336,027

NET ASSETS AVAILABLE FOR BENEFITS	$10,464,007	$8,934,993

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2012 and 2011

	Years Ended
	December 31,
	2012	2011
ADDITIONS
Investment income:
Net appreciation (depreciation) in the aggregate fair value of investments	$840,059	$(53,724)
Interest and dividend income	224,827	156,026

Total investment income	1,064,886	102,302
Interest income on notes receivable from participants	15,776	19,169
Contributions:
Employee	381,418	332,360
Rollovers	7,895	63,299
Employer	265,063	227,797

Total contributions	654,376	623,456
Total additions	1,735,038	744,927

DEDUCTIONS
Distributions to participants	198,635	327,934
Administrative expense	7,389	7,554

Total deductions	206,024	335,488

NET INCREASE	1,529,014	409,439
Net Assets Available For Benefits Beginning of Year	8,934,993	8,525,554

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$10,464,007	$8,934,993

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 – ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol CLDB) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. All investments held by the Plan during 2012 and 2011 were considered Level I investments under accounting guidance.

Net Change in Aggregate Fair Value of Investments

In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Cortland Savings and Banking Company (the Bank). No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Bank. Such costs amounted to $31,193 and $28,020 for the years ended December 31, 2012 and 2011, respectively.

NOTE 2 – DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp (the Company) and the Bank. Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors is responsible for oversight of the Plan. The Pension Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 – DESCRIPTION OF PLAN (continued)

Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions

Participants may make salary deferral contributions at their discretion of annual compensation. Participant contributions may not exceed the dollar limit set by law, which was $17,000 and $16,500 for the years ended 2012 and 2011, respectively. The Bank matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors, for which there were none of these in 2012 and 2011. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $5,500 for each of the years ended 2012 and 2011.

Participant-Directed Accounts

The participant’s elective deferrals, Bank contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s account.

Separate Investment Options

Each participant may direct contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund

These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.

Mutual Funds

These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. Effective February 21, 2012, the Pension Committee approved the transfer of Charles Schwab Personal Brokerage Accounts to T.D. Ameritrade in the ING Platform. ING Financial Services administers these accounts. Prior to the transfer, both Charles Schwab and ING Financial Services administered these accounts. All investments are directed by the participant.

Vesting

Participants are immediately vested in their salary deferral contribution, the Bank’s matching contribution, and any earnings or losses thereon.

Payments of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 – DESCRIPTION OF PLAN (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%. Rates are indexed using the Wall Street Journal Prime plus 1% fixed at inception. Principal and interest are paid ratably through payroll deductions.

Authoritative Accounting Guidance

In 2012, the Financial Accounting Standards Board (FASB) issued various Accounting Standards Updates (ASU’s) which are not expected to have an impact on the Plan’s assets available for benefits.

NOTE 3 – INVESTMENTS

The Plan’s investments are administered by ING National Trust through an agreement dated March 1, 2001. During 2011 through March 20, 2012, the Plan’s investments were also administered by Huntington Trust in an agreement dated May 14, 1999. Huntington Bank was removed as Trustee of the Charles Schwab Personal Brokerage Accounts as a result of these accounts being closed and transferred to T.D. Ameritrade through the ING Platform.

The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

December 31, 2012
Cortland ER Stock Fund	$985,595
JPMorgan Large Cap Growth Fund - Class R2 Shares	1,133,480
ING Solution 2025 Portfolio - Service Class	809,735
ING Fixed Account - Regular	3,249,006
Personal brokerage accounts:
Cortland common stock	209,423
Other common stock	183,859
Mutual funds	212,173

Total personal brokerage accounts	605,455

TOTAL INVESTMENTS AT FAIR VALUE	$6,783,271

December 31, 2011
Cortland ER Stock Fund	$630,503
BlackRock Capital Appreciation Fund, Inc. - Class R Shares	1,008,631
ING Fixed Account - Regular	2,613,547
ING Solution 2025 Portfolio - Advisor Class	778,377
Personal brokerage accounts:
Cortland common stock	149,165
Other common stock	145,991
Mutual funds	183,858

Total personal brokerage accounts	479,014

TOTAL INVESTMENTS AT FAIR VALUE	$5,510,072

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 – INVESTMENTS (continued)

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the years, appreciated (depreciated) as follows:

	FOR THE YEARS ENDED
	DECEMBER 31,
	2012	2011
Cortland ER stock fund	$245,628	$111,343
Mutual funds	482,235	(209,459)
Personal brokerage accounts:
Cortland common stock	66,310	32,904
Other common stock	26,385	15,764
Mutual funds	19,501	(4,276)

Total personal brokerage accounts	112,196	44,392

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	$840,059	$(53,724)

NOTE 4 – TAX STATUS

The Plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

ING National Trust Company is the Trustee for the Plan. Through March 20, 2012, Huntington Bank was the Trustee for the Charles Schwab Personal Brokerage Accounts. These accounts were closed and transferred to T.D. Ameritrade in the ING Platform. ING Financial Services is the administrator of the Plan. ING is responsible for providing recordkeeping and asset segregation services for the Plan. Prior to the transfer, Charles Schwab was the administrator for the Personal Brokerage Accounts and was responsible for recordkeeping and asset segregation of these accounts.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock and cash.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 6 – CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2013 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.

The fair value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $1,195,017 and $779,667 at December 31, 2012 and 2011, respectively.

The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

NOTE 7 – FAIR VALUE MEASUREMENTS

Accounting guidance affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Accounting guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Plan groups assets and liabilities recorded at fair value into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cortland ER Stock Fund and Other Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	December 31, 2012
	Level I	Level II	Level III	Total
Assets:
Cortland ER stock fund	$985,595	$—	$—	$985,595
Mutual funds:
Money market funds	78,500	—	—	78,500
Bond/income funds	3,748,116	—	—	3,748,116
Asset allocation funds	1,142,058	—	—	1,142,058
Balanced funds	327,410	—	—	327,410
Equity funds	2,671,630	—	—	2,671,630
Specialty funds	68,921	—	—	68,921
Global/international funds	557,303	—	—	557,303

Total mutual funds	8,593,938			8,593,938
Personal brokerage accounts:
Cortland common stock	209,423	—	—	209,423
Other common stock	183,859	—	—	183,859
Mutual funds	212,173	—	—	212,173

Total personal brokerage accounts	605,455	—	—	605,455

Total assets at fair value	$10,184,988	$—	$—	$10,184,988

	December 31, 2011
	Level I	Level II	Level III	Total
Assets:
Cortland ER stock fund	$630,503	$—	$—	$630,503
Mutual funds:
Money market funds	230,371	—	—	230,371
Bond/income funds	3,045,769	—	—	3,045,769
Asset allocation funds	1,046,183	—	—	1,046,183
Balanced funds	281,569	—	—	281,569
Equity funds	2,367,040	—	—	2,367,040
Specialty funds	37,846	—	—	37,846
Global/international funds	480,671	—	—	480,671

Total mutual funds	7,489,449	—	—	7,489,449
Personal brokerage accounts:
Cortland common stock	149,165	—	—	149,165
Other common stock	145,991	—	—	145,991
Mutual funds	183,858	—	—	183,858

Total personal brokerage accounts	479,014	—	—	479,014

Total assets at fair value	$8,598,966	$—	$—	$8,598,966

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Investments in Cortland ER stock fund, other common stock, mutual funds and notes receivable from participants are considered financial instruments. At December 31, 2012 and 2011, the carrying amounts of these financial instruments approximates fair value.

The Cortland Savings and Banking Company 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477

Plan Number: 002

December 31, 2012

(a)	(b)	(c)		(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	CORTLAND ER STOCK FUND
*	CORTLAND ER STOCK FUND	Unitized Fund	117,946 Units	N/A	$985,595

	TOTAL CORTLAND ER STOCK FUND				985,595
	MUTUAL FUNDS
	American Funds: EuroPacific Growth Fund - Class R-3	Mutual Funds	8,857 Units	N/A	358,285
	American Funds: New Perspective Fund - Class R-3	Mutual Funds	6,474 Units	N/A	199,018
	American Funds: The Income Fund of America - Class R-3	Mutual Funds	18,179 Units	N/A	327,410
	Baron Growth Fund - Retail Shares	Mutual Funds	2,915 Units	N/A	156,411
	BlackRock Health Sciences Opportunities Portfolio - Inv. A Shares	Mutual Funds	2,194 Units	N/A	68,921
*	ING Fixed Account - Regular	Mutual Funds	3,249,006 Units	N/A	3,249,006
*	ING GNMA Income Fund - Class A	Mutual Funds	19,702 Units	N/A	177,711
*	ING MidCap Opportunities Fund - Class A	Mutual Funds	13,897 Units	N/A	278,631
*	ING Money Market Fund - Class A	Mutual Funds	78,501 Units	N/A	78,501
*	ING PIMCO Total Return Portfolio - Adviser Class	Mutual Funds	19,780 Units	N/A	237,355
*	ING Russell Large Cap Index Portfolio - Class I	Mutual Funds	24,016 Units	N/A	265,132
*	ING Russell Mid Cap Index Portfolio - Class I	Mutual Funds	4,528 Units	N/A	56,372
*	ING Russell Small Cap Index Portfolio - Class I	Mutual Funds	3,689 Units	N/A	47,446
*	ING Solution 2015 Portfolio - Service Class	Mutual Funds	9,097 Units	N/A	103,163
*	ING Solution 2025 Portfolio - Service Class	Mutual Funds	69,685 Units	N/A	809,735
*	ING Solution 2035 Portfolio - Service Class	Mutual Funds	4,584 Units	N/A	54,830
*	ING Solution 2045 Portfolio - Service Class	Mutual Funds	12,366 Units	N/A	149,630
*	ING Solution 2055 Portfolio - Service Class	Mutual Funds	2,040 Units	N/A	24,700
	JPMorgan Large Cap Growth Fund	Mutual Funds	47,705 Units	N/A	1,133,480
	Lord Abbett Small Cap Value Fund - Class P	Mutual Funds	7,716 Units	N/A	245,057
	Oppenheimer International Bond Fund - Class N	Mutual Funds	12,792 Units	N/A	84,044
	Pioneer Equity Income Fund - Class A Shares	Mutual Funds	11,273 Units	N/A	315,425
	T. Rowe Price Mid-Cap Value Fund - R Class	Mutual Funds	7,328 Units	N/A	173,675

	TOTAL MUTUAL FUNDS				8,593,938
	SELF-DIRECTED BROKERAGE ACCOUNTS
	TD Ameritrade	Self-Directed Account	N/A	N/A	605,455

	TOTAL SELF-DIRECTED BROKERAGE ACCOUNTS				605,455
	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	1% + Prime (4.25% to 9.25%)			279,019

	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS				279,019
	TOTAL				$10,464,007

*	Denotes party-in-interest transaction as the investment is managed by ING.

N/A indicates not applicable

The Cortland Savings and Banking Company 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking 401(k) Plan

/s/ David J. Lucido	Date: June 28, 2013
David J. Lucido
Senior Vice President and
Chief Financial Officer

The Cortland Savings and Banking Company 401(k) Plan

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, A.C.